August 26, 2008

VIA EDGAR - CORRESPONDENCE

U.S. Securities and Exchange Commission
Main Filing Desk
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549-1004

Re:         Omnimmune Holdings, Inc.
Item 4.01, Form 8-K
Filed August 12, 2008
File No. 333-145507

Ladies and Gentlemen:

On behalf of Omnimmune Holdings, Inc. (the “Company”), in response to comments of the Staff set forth in the Commission’s letter to the Company dated August 14, 2008 and the Commission’s email to the Company dated August 22, 2008,  I am transmitting this letter to serve as a statement from the Company as follows:

1.           The Company understands and acknowledges that it is responsible for the adequacy and accuracy of the disclosure made in the Form 8-K filed on August 12, 2008 (the “Filing”).

2.           The Company understands and acknowledges that the staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing.

3.           The Company understands and acknowledges that it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Harris A. Lichtenstein
Harris A. Lichtenstein, Ph.D.,
President and Chief Executive Officer

cc:	Ta Tanisha Meadows, Mail Stop 3561
Frank McDaniel
Leigh Els Wilde
William K. Holbrook
Matthew T. Franklin